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Larry Spirgel, Assistant Director	Los Angeles	Tokyo
Terry French, Accounting Branch Chief	Madrid	Washington, D.C.
Christine Adams, Senior Staff Accountant
Brandon Hill, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Confidential Submission
Pursuant to
Section 106(a) of the
Jumpstart Our Business Startups Act / Section 6(e) of
the Securities Act of 1933

Re:	Nord Anglia Education, Inc.
Draft Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

On behalf of our client, Nord Anglia Education, Inc. (the “Company”), we are responding to the Staff’s comment letter dated December 31, 2013 to the Company’s draft registration statement on Form F-1, initially submitted to the Commission on December 4, 2013 (as amended, the “Registration Statement”).

The Company is submitting this response letter on a confidential basis in accordance with the Commission’s procedures with respect to “emerging growth companies.”

Simultaneously with the filing of this letter, the Company is filing (via EDGAR) the first amendment to the Registration Statement.  In addition to revising disclosure in response to the Staff’s comments, the Company has, among other things, (i) included unaudited financial statements of the Company for the three months ended November 30, 2012 and 2013 and related disclosure and (ii) updated portions of the Registration Statement to reflect the Company’s developments since the Company initially submitted the Registration Statement.  Set forth below are the Company’s responses to the comments contained in the Staff’s  letter.  We have included page numbers to refer to the location in the Registration Statement where the language addressing a comment appears.

Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Eugene Y. Lee Michael S. L. Liu Jane M. S. Ng	Simon D. Powell Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Ji Liu (California) David J. Miles (England and Wales)

Simultaneously with the filing of this letter, the Company is delivering to the Staff via hand delivery courtesy copies of this letter and the amended Registration Statement and, on a supplemental basis, supporting documentation (the “Supporting Documentation”) in response to the Staff’s comment 5 below.

General

1.                          Please furnish all exhibits. We must review these documents before the registration statement is declared effective.

The Company advises the Staff that it will file all exhibits to the Registration Statement to allow the Staff sufficient time for review.

2.                          As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company advises the Staff that it will obtain FINRA clearance as soon as practicable and will provide the requested letter or arrange for FINRA to call the Staff prior to effectiveness of the Registration Statement.

3.                         We note your statements throughout the prospectus that you are the leading provider of training for a number of professional licensing exams in China. Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share in the PRC market.

The Company advises the Staff that it does not provide training for professional licensing exams in China and that the Registration Statement does not refer to such training.

4.                          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company notes the Staff’s comment and will provide the requested materials if there are any.  The Company advises the Staff that it does not intend to present written communications to potential investors in reliance on Section 5(d) of the Securities Act or authorize anyone to do so on its behalf.

5.                          We note references to third-party information throughout the prospectus, including information from the Parthenon Group. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

The Company advises the Staff that the Supporting Documentation identifies each third-party statement in the prospectus and its underlying factual support.  All documents supporting third-party information in the prospectus are publicly available other than the reports prepared by The Parthenon Group, which the Company commissioned. The Parthenon Group’s draft consent to the use of its reports in the Registration Statement is filed as Exhibit 23.5 to the Registration Statement.

Prospectus Summary, page 1

6.                          Please revise to provide greater detail regarding the premium school market and discuss what differentiates it from non-premium schools.

The Company advises the Staff that it has clarified the disclosure on pages 1 and 96 to indicate that it defines premium schools as schools charging at least $10,000 per year in tuition fees.  The Company does not distinguish between premium and non-premium schools on any other basis.

The Offering, page 9

7.                          We note that you have multiple classes of shares outstanding. Please tell us whether you expect all of these shares to convert to ordinary shares in connection with this offering and the related refinancing. To the extent, you anticipate that certain classes of non-ordinary shares will be outstanding following this offering please confirm that such shares will be disclosed here.

The Company advises the Staff that it has added disclosure on page 10 to indicate that following the completion of the offering the Company will have one class of shares outstanding.

Risk Factors, page 18

8.                          We note that you have applied for listing on the New York Stock Exchange. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and makes clear the corporate governance matters affected.

The Company advises the Staff that it does not intend to rely on NYSE rules permitting foreign private issuers to follow their home country requirements concerning corporate governance.

We may not have adequate protection for our intellectual property . . ., page 23

9.                          Please expand this risk factor to address whether you have trademark protection for your brand names in each market in which you operate schools under such brand.

The Company advises the Staff that it has added disclosure on page 25 to indicate that it does not have trademark protection for a majority of the brands under which its schools operate.

Our debt could adversely affect our financial health and competitive position, page 26

10.                   Please revise this risk factor to disclose your debt obligations over the next 1 to 3 years.

The Company advises the Staff that it has revised the disclosure on page 28 to indicate (i) the amounts outstanding under the Company’s senior secured notes and PIK notes and the maturity dates thereof and (ii) expected borrowings under the term loan facility with which (together with proceeds from the offering) the Company expects to refinance the notes and the maturity date of the facility.

The ownership structure of our schools in Thailand may be challenged, page 33

11.                   Please revise to explain the basis for your right to receive 100% of the economic benefit from your Thai schools. To the extent you have entered into agreements with the Thai persons that hold the majority shares in such schools, please disclose those contractual arrangements. In addition, please disclose whether there is any uncertainty regarding enforceability of such contracts.

The Company advises the Staff that it has revised the disclosure on page 35 to indicate that the articles of association of its Thai subsidiaries entitle the Company to 100% of the economic benefit of the Thai schools and entitle the Thai shareholders to a fixed, de minimus payment upon the declaration of dividends by the subsidiaries.  Because the Company’s entitlement to 100% of the economic interests of the Thai subsidiaries is based on the articles of association of the subsidiaries rather than contracts with the majority shareholders, there is no risk regarding contract enforceability that is separate from the risk disclosed in the prospectus regarding the ownership structure of the schools.

We are an “emerging growth company”, page 38

12.                   Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In response to the Staff’s comments, the Company has added the requested disclosure to pages 8-9 under the caption “Implications of Being an Emerging Growth Company.”

The Company notes that Sections 14(a) and (b) of the Exchange Act do not apply to foreign private issuers under Rule 3a12-3 of the Exchange Act.  The Company has disclosed the inapplicability of the proxy rules on page 39 of the Registration Statement.

Market and Industry Data, page 41

13.                   You state certain industry and market data contained in this prospectus has not been “independently verified.” Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

The Company advises the Staff that it has deleted the referenced statement from page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

14.                   Please revise this section to provide more detail regarding your acquisition of WCL Group and management’s expectations of how this acquisition will affect its performance and operations in future periods.

The Company advises the Staff that it has revised the disclosure on pages 62, 64, 75 and 76 to provide more information about the impact of the acquisition of WCL Group on the Company’s operating and financial data.  The Company advises the Staff that it cannot accurately quantify the impact of the acquisition of WCL Group on its performance and operations in future periods.

15.                   We note your use of the metric “full-time equivalent students.” Please provide a clear and concise definition of this metric and how it is calculated. In addition, please explain how your management uses this metric to evaluate performance and why you belief this metric is meaningful to investors.

The Company advises the Staff that it has revised the disclosure on page 64 to provide the requested information.

Critical Accounting Policies

Share-Based Compensation, page 67

16.                   We note that in estimating the fair value of equity awards you used a fair value of $1.37 per ordinary share in fiscal 2012 and 2013. You determined equity value by applying an EV/EBITDA multiple by comparison to the average multiples of public companies in the education industry. Please provide the following disclosures:

•                  Disclose the fair value of equity awards issued during fiscal 2013.

•                  Describe the significant terms of the equity awards and explain how you applied the Black-Scholes option pricing model to these provisions.

•                  If significant equity awards were granted subsequent to your fiscal year end, please disclose the number of issuances and the fair value of the awards and the underlying ordinary shares.

The Company addresses each of the Staff’s comments below.

•                  Disclose the fair value of equity awards issued during fiscal 2013

The Company advises the Staff that the value per share of $1.37 disclosed on pages 67 and F-53 of the Registration Statement submitted to the Commission on December 4, 2013 represented management’s estimate of fair value of the equity prior to the application of the ratchet provisions as described in the response below. The Company advises the Staff that the fair value per share of equity awards granted in fiscal 2013 was estimated by management to be $5.48 per share when incorporating the impact of the ratchet multiplier. The Company confirms to the Staff that the fair value of total equity awards granted during fiscal 2013 calculated at the grant date was $0.3 million.

Further, the Company advises the Staff that awards granted in fiscal 2012 were granted in August 2012 and awards granted in fiscal 2013 were granted in January 2013. Given the short amount of time between the two grants, the consistency of the terms of the awards and the absence of any significant changes in the group’s circumstances, the Company considered that the fair value of equity awards in each of the two grants was materially consistent.

•                  Describe the significant terms of the equity awards and explain how you applied the Black-Scholes option pricing model to these provisions

The Company advises the Staff that the significant terms of the equity awards are as follows:

i)                 The individual receives ordinary shares in Nord Anglia Education, Inc. The ordinary shares carry such rights as disclosed in Note 20 of the Consolidated Financial Statements;

ii)              There are restrictions on the transfer of these shares during the vesting period which therefore prohibited the awardee from realizing value until vesting;

iii)           The subscription price of the award is $0.016821 which is repayable to the individual as consideration for returning the share should they be determined to be a ‘bad leaver’ during the vesting period;

iv)          The awards vest only on an “exit event”, being a listing, liquidation or sale by the parent company. At the time of assessing the fair value of the equity awards granted in fiscal 2012 and fiscal 2013, the Company’s best estimate of an exit event was a listing occurring in August 2015;

v)             The individual is required to remain in employment at the vesting date; and

vi)          On vesting, although the number of shares held by an individual does not alter, the proportion of the overall shareholding in the total ordinary shares of the Company increases, through a mechanism whereby other ordinary shares in issue are redeemed. The applicable multiple is determined with reference to the Internal Rate of Return (“IRR”) of Premier Education Holdings. These ‘ratchet’ arrangements are disclosed in Note 18 of the Consolidated Financial Statements.

IFRS 2.17 required the Company to estimate what the price of the award would have been at the grant date if an arm’s length transaction between knowledgeable, willing parties had taken place.

As disclosed, the Company determined an equity price using current EV multiples. In calculating the fair value of the award the following terms and assumptions were applicable: the subscription price; the expected period to vesting; the expectation of dividends receivable by the individual during the vesting period; and the level of expected earnings volatility during the expected period. The Company considered that the Black-Scholes model was a reasonable model for assessment of fair value as all noted inputs can be incorporated.

The Company considered that the ‘ratchet’ arrangements met the definition of a market performance condition as per IFRS 2 as the IRR is dependent on the ultimate exit value. In accordance with IFRS 2, the arrangements were incorporated into the fair value at the grant date. This was achieved by multiplying the output from the Black-Scholes model by the appropriate ratchet, as determined by the Company’s estimate of future performance against the IRR criteria. No adjustment is made for subsequent changes in the fair value of the award.

The Company considered that the requirement for the individual to remain in employment did not meet the definition of a market condition as per IFRS 2. The Company therefore treated this vesting condition as a non-market condition and in accordance with IFRS 2.19 did not take account of it when estimating the fair value of the equity awards; rather it was taken into account in the Company’s periodic assessment of the number of awards that will eventually vest.

At the time of the assessment the Company considered that alternative valuation techniques could have been adopted. However the Company estimated that the value of the awards assuming maximum fulfilment of the ratchet was materially consistent with the fair value determined by the approach described and therefore the application of a more complex model would not result in a material difference in the share based payment expense. Going forward, the Company will assess the use of alternative pricing models if these are required for future management equity awards.

•                  If significant equity awards were granted subsequent to the fiscal year end, please disclose the number of issuances and the fair value of the awards of the underling ordinary shares

The Company advises the Staff that in September 2013 the company awarded an additional 145,000 ordinary shares on terms consistent with those for the awards in fiscal 2012 and fiscal 2013. The company estimated the fair value of each award using a methodology consistent with that used for the awards in fiscal 2012 and fiscal 2013 save for updating the assumptions used where appropriate. The fair value per share of awards granted in September 2013 was estimated by management to be $7.59 per share after applying the ratchet multiplier. The total fair value of awards granted in September 2013 was $1.1 million. The increase in the fair value compared to  the previous awards reflects management’s increased estimate for the enterprise value following the development of the group throughout fiscal 2013, specifically with regard to growth via acquisitions.

In calculating the share based payment charge for September 2013, management have further refined the estimates within the calculation by ensuring greater consistency behind the EV multiple assumption that drives derivation of both the equity value used within the Black Scholes model, and the IRR calculation used to determine the ratchet multiplier. Management has considered the impact of these refinements on the awards granted in 2012 and 2013, and determined this would have resulted in fair value of equity awarded of $5.11 per share, leaving the total fair value of awards granted in 2013 unchanged at $0.3 million.

The Company advises the Staff that it has updated the disclosure on page 70 and F-78 to show the fair values used after the impact of the ratchet multiplier on a consistent basis in fiscal 2012, 2013 and the first quarter of fiscal 2014.

* * *

If you have any questions regarding the draft Registration Statement, please give me a call at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com or Dominik Sklenar at +852-2912-2562 (work) or + 852-9098-3975 (cell) or dominik.sklenar@lw.com.

Respectfully submitted,

/s/ Eugene Y. Lee
of LATHAM & WATKINS

Enclosures

cc:	Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.
Graeme Halder, Chief Financial Officer, Nord Anglia Education, Inc.
Marc Jaffe, Esq., Latham & Watkins LLP, New York
Ian D. Schuman, Esq., Latham & Watkins LLP, New York
Rod Miller, Esq., Milbank, Tweed, Hadley & McCloy LLP, New York
Joshua M. Zimmerman, Esq., Milbank, Tweed, Hadley & McCloy, Hong Kong
David Teager, PricewaterhouseCoopers LLP, United Kingdom